EXHIBIT 12


                      GENERAL MOTORS ACCEPTANCE CORPORATION

                       RATIO OF EARNINGS TO FIXED CHARGES
                            (In millions of dollars)

                                                       Nine Months Ended
                                                          September 30
                                                      --------------------
                                                        1996       1995
                                                        ----       ----

Consolidated net income*...........................   $  966.4   $  767.8
Provision for income taxes.........................      641.6      528.5
                                                      --------   --------
Consolidated income before income taxes............    1,608.0    1,296.3
                                                      --------   --------
Fixed charges
      Interest, debt discount and expense..........    3,684.6    3,718.0
      Portion of rentals representative of the
       interest factor.............................       42.4       38.5
                                                      --------   --------
Total fixed charges................................    3,727.0    3,756.5
                                                      --------   --------
Earnings available for fixed charges...............   $5,335.0   $5,052.8
                                                      ========   ========
Ratio of earnings to fixed charges.................       1.43       1.35
                                                      ========   ========


                                        Years Ended December 31
                           --------------------------------------------------
                             1995       1994       1993       1992      1991
                             ----       ----       ----       ----      ----
Consolidated net income*   $1,031.0   $  927.1   $  981.1   $1,218.7  $1,038.2

Provision for income taxes    752.2      512.7      591.7      882.3     610.0
                           --------   --------   --------   --------  --------
Consolidated income before
  income taxes...........   1,783.2    1,439.8    1,572.8    2,101.0   1,648.2
                           --------   --------   --------   --------  --------
Fixed Charges
  Interest, debt discount
    and expense..........   4,936.3    4,230.9    4,721.2    5,828.6   6,844.7
  Portion of rentals
    representative of the
    interest factor......      54.5       51.2       43.6       31.7      30.3
                           --------   --------   --------   --------  --------
Total fixed charges......   4,990.8    4,282.1    4,764.8    5,860.3   6,875.0
                           --------   --------   --------   --------  --------
Earnings available for
  fixed charges..........  $6,774.0   $5,721.9   $6,337.6   $7,961.3  $8,523.2
                           ========   ========   ========   ========  ========
Ratio of earnings to
  fixed charges..........      1.36       1.33       1.33       1.35      1.23
                           ========   ========   ========   ========  ========

* Before cumulative effect of accounting change of ($7.4) million in 1994, ($282.6) million in 1992 and $331.5 million in 1991.